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Ex 99.1
LETTER
                                                                       Exhibit 1

TEACHERS INSURANCE AND ANNUITY ASSOCIATION
COLLEGE RETIREMENT EQUITIES FUND
                                                 PETER C. CLAPMAN
                                                 Senior Vice President and Chief
                                                 Counsel, Investments
730 Third Avenue/New York, NY 10017-3206
212 490-9000


June 15, 1999

Dear Fellow Mylan Laboratories Shareholder:

         TIAA-CREF is a long-time holder of significant equity in Mylan Laboratories. At Mylan's July 23 annual meeting, we intend to propose a resolution (set forth in Mylan's proxy statement) that requests the Board of Directors to redeem the company's "dead hand" poison pill unless shareholders vote otherwise. We are asking for your support of our proposal.

         A poison pill (or "shareholder rights plan") is a powerful takeover defense that, if triggered by an unsolicited bid for the company, would substantially dilute the would-be acquiror's holdings. In our view, companies should seek shareholder approval for such plans, since they can affect the value of the stock. Mylan's board did not do this, imposing the pill unilaterally. But the main concern we are raising with our shareholder resolution is that MYLAN'S POISON PILL INCLUDES A DEAD HAND (OR "CONTINUING DIRECTOR") PROVISION, NOT FOUND IN MOST POISON PILLS, THAT IS PARTICULARLY OBJECTIONABLE.

               MYLAN'S DEAD HAND PILL DISENFRANCHISES SHAREHOLDERS

         Mylan's dead hand poison pill can be redeemed only with the consent of Mylan's CURRENT directors (or future directors approved by them). Therefore, if Mylan's directors were to reject an attractive third-party acquisition offer that shareholders favored, the shareholders would have no ability to replace Mylan's directors with directors who would have the power to redeem the pill and allow shareholders to accept that offer. We cannot accept the premise that only Mylan's current directors (and their nominees) - and not other directors elected by you and other shareholders - can accept or reject an acquisition bid for the company. We believe that MYLAN'S DIRECTORS HAVE APPROPRIATED TO THEMSELVES A POWER CONTRARY TO INTERESTS OF THE SHAREHOLDERS, THE OWNERS OF THE COMPANY.

         It is noteworthy that dead hand pills have been declared illegal in Delaware, the state in which the majority of U.S. public companies are incorporated. Mylan is incorporated in Pennsylvania, where it is a matter of company discretion. Our resolution is directed to how that discretion is exercised.

                   MYLAN'S BOARD LACKS AN INDEPENDENT MAJORITY

         We are particularly concerned about Mylan's poison pill because, unlike most major U.S. companies, Mylan lacks a board with a majority of independent directors. Three of the seven Mylan directors are employees. A fourth director just stepped down as an executive, and a fifth is a member of a law firm that provides legal services to the company. STOCKHOLDERS SHOULD BE CONCERNED THAT A BOARD LACKING INDEPENDENCE, SUCH AS THIS ONE, MAY USE A DEAD HAND POISON PILL TO ENTRENCH ITSELF AND MANAGEMENT, TO THE DETRIMENT OF SHAREHOLDERS.

                        MYLAN'S ARGUMENTS MISS THE POINT

         In its proxy statement, Mylan Laboratories argues against the TIAA-CREF resolution in part by presenting the logic behind poison pills in general. This misses the point. Our resolution is focused on
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a particular feature of Mylan's pill - the dead hand provision - that is not included in the poison pills adopted by most other companies.

         Mylan says the dead hand provision does not limit the right of shareholders, including any potential acquiror, to elect directors, but merely requires that any transaction be approved by directors not affiliated with the acquiror. Again, this attempts to obscure the point. Our concern is about the possibility of entrenchment by the board and management should the company receive an unsolicited takeover bid. The only practical way a potential acquiror could gain control of sufficient voting power to replace the board - and thereby redeem the pill in the face of opposition by current directors - is by soliciting and winning our votes. THE DEAD HAND IGNORES THE WILL OF THE SHAREHOLDERS BY SUBVERTING THE VOTING PROCESS. A potential acquiror acting alone or through voting agreements cannot replace the current board unless Mylan's other shareholders approve the election of new directors. Shareholders are entitled to freely elect directors who are able to make the critical decisions on the future of the company. This is how corporate governance is supposed to work.

                OTHER COMPANIES HAVE REMOVED DEAD HAND PROVISIONS

         TIAA-CREF, the world's largest pension fund and a significant investor in virtually all major U.S. companies, has asked a number of other companies to drop their dead hand provisions. Most of the companies receiving our resolution have voluntarily amended their pills to remove the dead hand provisions.

         We are so concerned about Mylan's dead hand pill that we are bringing this very important issue to our fellow shareholders. We would be happy to discuss this matter with you in more detail. Please contact Ken Bertsch of TIAA-CREF at (212) 916-4972 with any questions you might have.

                                Sincerely,



                                Peter C. Clapman



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        PLEASE VOTE "FOR" THE SHAREHOLDER PROPOSAL ON MYLAN'S PROXY CARD

TIAA-CREF is requesting that you cast your votes FOR the shareholder proposal on the proxy card sent out by Mylan Laboratories. Please note that if you leave the proxy card blank and return it, the company will count your votes against our proposal. TIAA-CREF, which will not be sending out a separate proxy card, is taking no public position on any other item being considered at the annual meeting.
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